Exhibit (a)(5)(B)

Contact:	Robert L. Bauman HICKOK INCORPORATED 10514 Dupont Avenue Cleveland, Ohio 44108 216/541-8060	November 12, 2004 FOR IMMEDIATE RELEASE

HICKOK INCORPORATED ANNOUNCES EXTENSION TO ODD LOT TENDER OFFER

CLEVELAND, OH, November 12, 2004 - Hickok Incorporated (HICKA.OB), today announced that it is extending to December 15, 2004 the tender offer for the purchase of all Class A common shares held by shareholders of the Company owning 99 or fewer Class A common shares. The offer was scheduled to expire on November 15, 2004 pursuant to an extension by the Company of the original expiration date of September 30, 2004. The $10.00 price per share of the offer has not changed. The extended offer will expire on December 15, 2004 at 5:00 p.m., New York City Time, unless extended further. Eligible shareholders who would like to accept the offer must tender all the shares that they own.

Information on the tender offer may be obtained free of charge on the web site of the Company (www.hickok-inc.com/files/financial) or the Securities and Exchange Commission (www.sec.gov).  Questions or requests for documents may be directed to the Company toll free by calling 1-800-342-5080, Extension 454, or asking for the Shareholder Offer Desk. This press release is not an offer to purchase or a solicitation of an offer to purchase Company shares. You are advised to consult any future disclosure Hickok makes on the tender offer or related subjects in press releases and future reports to the SEC.

Hickok provides products and services primarily for the automotive, locomotive, and aircraft industries. Offerings include the development, manufacture and marketing of electronic and non-electronic automotive diagnostic products used for repair, emission testing, and nut-running electronic controls used in manufacturing processes. The Company also develops and manufactures indicating instruments for aircraft, locomotive and general industrial applications and provides repair training programs.